Exhibit 99.7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Imperial Tobacco Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Disclosure in relation to (i) above

3. Name of person discharging managerial responsibilities/director

Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Individuals named in 3 above were all potential beneficiaries of the Imperial Tobacco Group PLC 2001 Employee Benefit Trust until 15 July 2005.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Pershing Keen Nominee Limited a/c HGCF

8 State the nature of the transaction

Cessation of  potential beneficial interest in shares held by the Imperial Tobacco Group PLC 2001 Employee Benefit Trust

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

15 July 2005 Jersey, Channel Islands

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

18 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

Individuals named in 3 above were all potential beneficiaries of the Imperial Tobacco Group PLC 2001 Employee Benefit Trust until 15 July 2005. From 15 July 2005 these individuals are potential beneficiaries of the Imperial Tobacco Group Employee and Executive Trust.

24. Name of contact and telephone number for queries

C Deft, Assistant Company Secretary

0117 963 6636

Name and signature of duly authorised officer of issuer responsible for making notification

C Deft, Assistant Company Secretary

Date of notification: 18 July 2005

Copies of our announcements are available on our website:

www.imperial–tobacco.com